

September 17, 2020

Patrick Shannon
Chief Financial Officer
Allegion plc
Block D
Iveagh Court
Harcourt Road
Dublin 2, Ireland

> **Re: Allegion plc**
> **Form 10-K for the Fiscal Year Ended December 31, 2019**
> **Filed February 18, 2020**
> **Form 8-K filed February 18, 2020**
> **File No. 1-35971**

Dear Mr. Shannon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2019

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 27

1. Reference is made to your disclosure on page F-37 that your income tax valuation allowance decreased $118.6 million in fiscal 2019. Please tell us the impact this decrease had on net earnings and explain to us why it isn't discussed in Item 7.

Consolidated Financial Statements
Note 9 - Debt and Credit Facilities, page F-16

2. Reference is made to the first paragraph on page F-17 where you disclose that the Credit

Facilities require you to comply with a maximum leverage ratio. Please tell us your consideration of disclosing the maximum ratio, your ratio as of December 31, 2019 and the amount of retained earnings or net income restricted or free of restrictions. Further, please tell us your consideration of providing disclosure about the dividend restrictions imposed by the Irish Companies Act as discussed on page 24. Refer to Rule 4-08(e)(1) of Regulation S-X.

Form 8-K Filed February 18, 2020

Exhibit 99.1, page 2

3.   Reference is made to your disclosure of 2020 expected earnings per share as adjusted. In future filings, please provide a reconciliation (by schedule or other clearly understandable method), which shall be quantitative, to the extent available without unreasonable efforts of the differences between the non-GAAP financial measure with the most directly comparable financial measure or measures calculated and presented in accordance with GAAP. Refer to Item 10(e)(i)(B) of Regulation S-K.

        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

        You may contact Adam Phippen at (202) 551-3336 or Bill Thompson at (202) 551-3344 with any questions.

                                        Sincerely,

                                        Division of Corporation Finance
                                        Office of Trade & Services